SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 5

                         SPECTRUM ORGANIC PRODUCTS, INC.
                                 --------------
                                (Name of Issuer)

                            No Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                    685928103
                                  ------------
                                 (CUSIP Number)

                                Jethren Phillips
                       c/o Spectrum Organic Products, Inc.
                       5341 Old Redwood Highway, Suite 400
                               Petaluma, CA 94954
                                 (707) 778-8900
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     7/09/04
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685928103


(1)      Names of Reporting Persons
(2)      Check the Appropriate Box if a              (a)               _______
         Member of a Group                           (b)               _______
(3)      SEC Use Only (4) Source of Funds
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         _______
(6)      Citizenship or Place of Organization                 U.S.A.

Number of Shares           (7)      Sole Voting Power              27,800,000
Beneficially Owned         (8)      Shared Voting Power                     0
By Each Reporting          (9)      Sole Dispositive Power         27,800,000
Person With                (10)     Shared Dispositive Power                0

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person         Jethren Phillips - 27,800,000
(12)     Check if the Aggregate Amount
         In Row 11 Excludes Certain Shares      __________
(13)     Percent of Class Represented by
         Amount in Row (11)                     59.9%
(14)     Type of Reporting Person               IN

Item 1.       Security and Issuer

     No par value common stock of Spectrum Organic Products, Inc. (the "Company"), with its principal executive offices at 5341 Old Redwood Highway, Suite 400, Petaluma, California 94954.

Item 2.       Identity and Background

(a)  Jethren Phillips
(b)  c/o Spectrum Organic Products, Inc.
     5341 Old Redwood Highway, Suite 400
     Petaluma, CA  94954
(c)  Mr. Phillips is Chairman of the Board of the Company.
(d)  None
(e)  None
(f)  U.S.A.

Item 3.       Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.       Purpose of Transaction

     Not applicable.

Item 5.       Interest in Securities of the Issuer

(a) The aggregate amount of securities beneficially owned by Mr. Phillips as of the date of this filing is 27,800,000 shares, which represents 59.9% of the total class. In addition, Mr. Phillips holds incentive stock options representing the right to buy 75,000 shares, none of which were exercisable at the date of this filing.

(b)  Sole voting power - 27,800,000 Shared voting power - 0 Sole disposal power
     - 27,800,000 Shared disposal power - 0

(c) Since Amendment No. 4 filed on Schedule 13D/A with the Securities & Exchange Commission on July 8, 2004 by Mr. Phillips, the following dispositions of securities have been effected by Mr. Phillips:

     -------------------- --------- ---------------- ----------------------
     Date of Transaction  Shares    Price per Share  Nature of Transaction
                          Disposed
     -------------------- --------- ---------------- ----------------------
     July 9, 2004         17,500    $0.00            Gift
     -------------------- --------- ---------------- ----------------------
     August 13, 2004      200,000   $0.45            Open market sale
     -------------------- --------- ---------------- ----------------------
     August 23, 2004      100,000   $0.50            Open market sale
     -------------------- --------- ---------------- ----------------------


(d)  Not applicable
(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None

Item 7.       Material to Be Filed as Exhibits

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 17, 2004


                                            /s/  Jethren Phillips
                                            -----------------------------------
                                                 Jethren Phillips